Exhibit 99.4
February 2011 February 2011 Expanding our growth platform February 2011

February 2011 February 2011 Forward-looking statements This presentation contains "forward-looking statements". Forward-looking statements provide VimpelCom Ltd.'s current expectations or forecasts of future events. Forward-looking statements include statements about VimpelCom Ltd.'s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Any statement in this presentation that expresses or implies VimpelCom Ltd.'s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward- looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Such risks and uncertainties include, but are not limited to: risks related to the timing or ultimate completion of the transaction; the ability of either party to terminate the transaction prior to the approval of VimpelCom shareholders the legal challenge (including the request for injunctive relief) by Telenor with respect to its claims to pre-emption rights over the shares issued in the transaction or otherwise; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, VimpelCom Ltd.'s business or the businesses of Wind or Orascom may not perform as expected; that the parties are unable to successfully implement integration strategies or otherwise realize any synergies that might arise from the transaction; future operating or financial results; and other risks and uncertainties that are beyond the parties' control. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the VimpelCom Ltd.'s registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the "SEC"), OJSC VimpelCom's public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the VimpelCom Ltd. with the SEC, which risk factors are incorporated herein by reference. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. The forward-looking statements contained in this presentation are made as of the date hereof, and VimpelCom Ltd. expressly disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the date of this presentation.

February 2011 Combining VimpelCom and Wind Telecom Expanding our platform to create long-term shareholder value The right strategic move To capture further growth in emerging markets To strengthen ability to capture additional growth following paradigm shift from voice to data To secure advantages of greater scale and scope ahead of further industry consolidation A value accretive combination Attractive transaction terms and structure Immediate value creation step-up for our shareholders Longer-term value creation for our shareholders Risk profile further improved A correct execution process Consistent with original VimpelCom Ltd. strategy Minority shareholders' rights safeguarded Good corporate governance principles applied

February 2011% 1 Italy and Canada Capturing further growth in emerging markets February 2011 Revenue split, 2009PF Russia Italy Other Diversifying our revenue base Mobile subs (m) 92 173 Population covered (m) 345 838 Countries 10 19 Current VimpelCom New VimpelCom Emerging markets Developed markets1 Population covered, 2010 838m people More than doubling our emerging market footprint Revenues (US$bn 2009) 10.2 21.3 US$21.3bn Increasing our scale and scope Zimbabwe 41% 149% Bangladesh 42% Pakistan 52% Algeria 74% Ukraine 119% Russia Italy 150% Mobile penetration, Dec 2010 Securing penetration upside Source: Company information; The Mobile World 27% US$10.2bn 345m people 11% 35% 89% 100% 34% 31% 73%

February 2011 5 Preparing for the paradigm shift from voice to data Source: Analysys, Cisco VNI Mobile (2010) UK Canada USA India Russia China Italy 2014 2009 2014 2013 2012 2011 2010 2009 2009 2007 50 40 30 20 10 0 2015 2013 2011 + 109% p.a. 2015 2013 2011 2009 2007 The telecoms industry is moving from a voice centric to a data centric world creating the potential for a new wave of growth across all markets Data as % of service revenues (%) Smartphone penetration (%) 3G penetration (%) Global mobile data traffic (EB/month) Russia Western Europe

February 2011 Market share of top 3 global players Now is the right time to invest in the telecom sector Attractive valuation multiples Market not pricing in future upside from data Anticipating further industry consolidation 1 Based on subscribers, 1H2010 (China Mobile, Vodafone and America Movil) Source: Gartner Carrier Network Infrastructure & Mobile Network Infrastructure; Gartner Telecom Operations Management Systems; Strategy Analytics Handset Vendor Market Shares, Datastream, IBES, BofA Merrill Lynch; Informa World Cellular Investors 2002-2010 2011E EV/OpFCF multiples (x) 2011E P/E multiples (x) Tobacco 13.8 Telecoms 10.5 Industrials 12.4 Utilities 12.7 Technology 13.8 Energy 19.3 9.9 15.0 16.6 15.8 20.6 11.5 Scale will become increasingly important for telecom players Key parts of the telecom value chain have already consolidated Telecom players will need to scale up to retain negotiation power 76% 69% 55% 18% 64% Mobile network operators1 Mobile devices Smartphone devices Smartphone operating systems Mobile infrastructure

Attractive transaction terms and structure

VimpelCom

Transaction terms

- Up to 325.6m newly-issued VimpelCom common shares (20% economic, 15.8% voting)
- 305.0m newly-issued VimpelCom convertible preferred shares[1] (0% economic, 14.8% voting)
- Up to US$1,495m cash
- Wind Italy and Orascom Telecom spin-off assets[2]
- Only 25% of total consideration in VimpelCom shares


Equity
25%
7%
Cash
68%
Assumed debt

Total enterprise value US$20.0bn

Historically low multiples

LTM EBITDA


Acquisition premium below 30%5
6.1x
6.1x
6.6x
6.8x
9.0x
10.0x
10.5x
11.5x
VimpelCom - Wind Telecom3 Jan 2011
CVC - Sunrise Sep 2010
QTel - Tunisiana Nov 2010
VimpelCom - Kyivstar Oct 2009
Etisalat - Zain4 Sep 2010
Telefonica - Vivo Jul 2010
Bharti - Zain Africa Feb 2010
FT - Meditel Sep 2010

1 Can convert to common shares at prevailing VimpelCom share price (2.5-5 years); conversion consideration paid into the company; redeemable at nominal value if not converted
2 Wind Italy: WIS, Libero, Italy-Greece submarine cable; Orascom Telecom: MobiNil/ECMS (Egypt), Koryolink (North Korea), Medcable/TWA/Mena cables (Mediterranean, etc.), Intouch/OT ventures (Egypt)
3 LTM June 2010 EV/EBITDA multiple, based on VimpelCom share price as of 14 January 2011
4 As reported in the press
5 Premium on Wind Telecom's equity assumes Orascom Telecom EV LTM June 2010 multiple of 4.4x (trading multiple) and Wind Italy EV LTM June 2010 multiple of 6.1x

February 2011 | 6
© VimpelCom 2011

February 2011 Wind Italy - a premium asset, an attractive market February 2011 Wind Telecom Profitable market with benign competition Leading the data revolution (2010) Impressive market share gains Italy is one of Europe's most attractive markets Wind Italy is a premium asset 21 quarters of consecutive growth Mobile market share Broadband market share % Russia Western Europe Italy % 3Q 2010 2009 2008 2009 2008 3Q 2010 Data as % of service revenues 19.1 29.2 29.4 7.0 28.0 40.0 3G penetration 13.8 51.8 59.2 Smartphone penetration Revenue growth EBITDA growth Historic EBITDA margins of 35-36% -6.0% 4.1% Telecom Italia Wind Italy 9M CAGR 2007-10 -5.1% 6.2% Q3 2010 mobile EBITDA margin, % Italy 47.2 Germany 46.7 France 38.6 Spain 38.3 UK 18.7 38.3 France 38.6 46.7 UK 18.7 Spain 47.2 Italy Germany Source: Analysys, Cisco VNI Mobile (2010), BofA Merrill Lynch Global Wireless Matrix 4Q 2010, company information

February 2011 February 2011 Immediate value creation for our shareholders Financial step-up Pre-transaction (Q3 2010) Post-transaction (Q3 2010) US$ % increase Revenues per share 6.85 10.65 55% EBITDA per share 3.30 4.60 39% OpFCF per share1 2.07 2.68 29% 1 EBITDA minus normalized capex (18% of revenues) 2 Cash earnings defined as EBITDA minus interest minus tax. Equity free cash flow defined as net income plus depreciation and amortization minus capex Cash earnings2 per share accretive from year one Equity free cash flow2 per share accretive from year two Earnings accretion Dividend policy maintained 2010 interim dividends set at US$850m (of which US$600m paid in 2010) final dividend over 2010 still to be established substantial upside potential going forward Dividends

February 2011 February 2011 Longer-term value creation for our shareholders Deleveraging capacity of US$1-3bn per year corresponds to US$0.70-2.10 per share Every US$1bn reduction in debt results in an increase in net income of approx. US$50-60m corresponds to US$0.03-0.04 per share Deleveraging capability Dividend policy maintained with substantial upside potential going forward Dividends Synergies Total synergies estimated at US$2.5bn NPV OpFCF contribution per year approx. US$370m from 2013 onwards corresponds to US$0.25 per share after transaction Optimal capital structure Strong cashflow generation potential Better access to global capital markets Improved credit ratings (investment grade rating targeted in medium term) Lower cost of capital

US$2.5bn synergies to be captured

VimpelCom

Synergy estimates further validated

- Total synergies of US$2.5bn NPV expected
- Procurement opex and capex to represent largest source of synergies
  - US$0.6bn NPV of procurement opex
  - US$1.6bn NPV of procurement capex
- Procurement capex includes
  - network (87%), IT (12%), VAS (1%)
- Procurement opex includes
  - handsets and devices (74%), SIM and scratch cards (7%), network maintenance (15%), IT (4%)
- Reference capex of US$4.0-4.5bn per annum
- US$370m combined opex and capex synergies per annum run-rate from 2013
  - represents approximately 2% of combined annual opex and capex spend
- Synergy work well advanced, many levers ready to be implemented

Estimated opex and capex synergies



Other opex
11%
Procurement opex
24%
65%
Procurement capex

Approx. NPV of US$2.5bn

February 2011 | 10 |
© VimpelCom 2011

Risk profile further improved

VimpelCom

1. **VimpelCom financing arranged**
   - successfully arranged financing of up to US$6.5bn through term loan and bridge loan and raised an additional US$1.5bn via recent bond issue
   - attractive terms achieved - debt market embracing new capital structure
2. **Wind Italy refinancing secured**
   - Wind Italy refinanced US$8.5bn in November on improved terms (fully ring-fenced from VimpelCom)
   - run-rate interest payments lowered, increasing cash flow
3. **Algeria situation de-risked**
   - no significant change to the situation, nationalisation risk remains
   - however, value-sharing mechanism in Algeria agreed with Wind Telecom
4. **Tunisiana divested**
   - transaction closed last month on attractive terms
5. **Spin-off clarified**
   - clear, executable spin-off plans agreed for both Orascom Telecom and Wind Italy non-core assets
   - we expect to execute the spin-offs as planned, but contingency plans exist
6. **Regulatory approvals on-track**
   - necessary regulatory approvals are filed

February 2011 | 11 |
© VimpelCom 2011

Safeguarding our minority shareholders' rights

VimpelCom

1 **Thorough and transparent execution process**

- Management and Board followed rigorous process with comprehensive program management structure
- consistent and unanimous support of the Chairman of the Board and the other two Independent Directors
- compliant with the Company's bye-laws, independent legal advice and sound governance principles

2 **Minority shareholders have final say**

- final decision on transaction is in the hands of the minority shareholders (SGM on 17 March)
- Consistent with Company's corporate governance principles under which one shareholder may not block transaction
- existing Shareholders Agreement remains in place (including current Board structure) so balance of power between majority and minority shareholders unchanged

3 **Telenor's interests are not necessarily aligned with minority shareholders**

- transaction consistent with original strategy of VimpelCom Ltd.
- Telenor board nominees voted in favor of transaction on 4 October and against on 20 December, citing strategic and valuation disagreements, but those parameters either remained unchanged or improved since 4 October
- Telenor has requested an injunction, initiated arbitration proceedings against VimpelCom and Altimo to secure pre-emption rights over the new issue of shares to Wind Telecom shareholders and seeks to delay minority shareholder final say on transaction at SGM
- VimpelCom Board acted in accordance with the Company's bye-laws, independent legal advice and sound corporate governance principles in determining that Telenor is not entitled to pre-emption rights under the current Shareholders Agreement
- Telenor's position appears to be full of inconsistencies

February 2011 | 12 |
© VimpelCom 2011

Addressing investor concerns

VimpelCom

Concern	Response
Losing emerging markets focus	➤ **More than doubling our emerging market footprint** – 89% of our population base of 838m will come from emerging markets, compared to 345m currently – we will have no. 1 or no. 2 positions in 14 high-margin emerging markets globally – we will be reducing our exposure to Russia and the rouble not to emerging markets
Italy makes no strategic sense	➤ **Wind Italy – a premium asset in an attractive market** – 21 quarters of growth in one of the most profitable European markets – further growth opportunities with substantial increase in mobile data services – strong euro-denominated cash flows providing robust financial structure – rapid deleveraging will benefit equity investors by unlocking strong dividend stream – best-in-class management
Using undervalued VimpelCom equity	➤ **Equity dilution minimized** – VimpelCom shares only 25% of total consideration – balance is cash and assumed debt – transaction multiple historically low, Orascom Telecom share price depressed – CEPS (year 1) and equity FCF per share (year 2) accretive – dividend policy maintained: substantial upside potential going forward, 2010 interim dividends set at US$850m, final dividend over 2010 still to be established
Excessive leverage	➤ **Optimal capital structure put in place** – pro forma ND/EBITDA increased from 0.8x to 2.3x — in line with most other large telcos – rapid deleveraging expected — below 2x within 2 years – Wind Italy debt ring-fenced – debt market has embraced the proposed capital structure – impact on credit ratings expected to be limited

February 2011 | 13 |
© VimpelCom 2011

February 2011 Conclusions VimpelCom Ltd. was established in April 2010 with a clear mandate to expand organically and inorganically outside Russia/CIS 1 After a broad review, Management identified a combination with Wind Telecom as the best opportunity for value- accretive expansion 2 The right strategic move to capture further growth in emerging markets to strengthen ability to capture additional growth following paradigm shift from voice to data to secure advantages of greater scale and scope ahead of further industry consolidation 3 The right terms financially attractive transaction terms and structure immediate value creation step-up for our shareholders longer-term value creation for our shareholders risk profile further improved 4 A correct execution process consistent with original VimpelCom Ltd. strategy minority shareholders' rights safeguarded good corporate governance principles applied 5 VimpelCom's management and the majority of the Supervisory Board including all the Independent Directors recommend this transaction and request your support at the forthcoming SGM by voting in favor of the issuance of the new common and preferred shares Your vote should be issued before 5:00 PM New York Time on Friday, 11 March 2011